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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934

eRoomSystem Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

296016 10 8

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[☒]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296016 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dr. Alan C. Ashton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 25,000 shares

	6.	Shared Voting Power 1,061,333 shares

	7.	Sole Dispositive Power 25,000 shares

	8.	Shared Dispositive Power 1,061,333 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,333 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 14.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 296016 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ash Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 961,333 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 961,333 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 961,333 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 296016 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Savas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32,500 shares

	6.	Shared Voting Power 976,294 shares

	7.	Sole Dispositive Power 32,500 shares

	8.	Shared Dispositive Power 976,294 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,794 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 13.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 296016 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David S. Harkness

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 251,625 shares

	6.	Shared Voting Power 976,294 shares

	7.	Sole Dispositive Power 251,625 shares

	8.	Shared Dispositive Power 976,294 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,227,919 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

                The reporting persons have filed this Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934.  The reporting persons previously filed a Schedule 13D with the Securities and Exchange Commission on August 2, 2000 and have elected to report their beneficial ownership on this Schedule 13G.  The percent beneficial ownership reflects 7,616,019 shares of eRoomSystem Technologies, Inc. common stock outstanding as of December 31, 2001.

Item 1.
	(a)	Name of Issuer eRoomSystem Technologies, Inc.
	(b)	Address of Issuer's Principal Executive Offices 390 North 3050 East, St. George, Utah 84790

Item 2.
	(a)	Name of Person Filing Dr. Alan C. Ashton, Ash Capital, LLC, James C. Savas and David S. Harkness
	(b)	Address of Principal Business Office or, if none, Residence 801 West 2150 North, Provo, Utah 84604
	(c)	Citizenship Dr. Ashton, Mr. Savas and Mr. Harkness are citizens of the United States of America; Ash Capital, LLC is a Utah limited liability company
	(d)	Title of Class of Securities Common Stock, $.001 par value
	(e)	CUSIP Number 296016 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
	(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Dr. Alan C. Ashton		Ash Capital, LLC	James C. Savas		David S. Harkness
(a)	Amount beneficially owned:	1,086,333	[1]	961,333	1,008,794	[1]	1,227,919	[1]
(b)	Percent of class:	14.0%		12.4%	13.0%		15.3%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:	25,000		961,333	32,500		251,625
(ii)	Shared power to vote or to direct the vote:	1,061,333	[1]	0	976,294	[1]	976,294	[1]
(iii)	Sole power to dispose or to direct the disposition of:	25,000		961,333	32,500		251,625
(iv)	Shared power to dispose or to direct the disposition of:	1,061,333	[1]	0	976,294	[1]	976,294	[1]

(1)             Includes the shares of eRoomSystem Technologies, Inc. common stock beneficially owned by Ash Capital, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group

The reporting persons have filed this Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934.  The reporting persons previously filed a Schedule 13D with the Securities and Exchange Commission on August 2, 2000 and have elected to report their beneficial ownership going forward on this Schedule 13G pursuant to Rule 13d-1(d).

Dr. Alan C. Ashton has served as a director of eRoomSystem Technologies, Inc. since August 2000 and is the controlling member of Ash Capital, LLC, a Utah limited-liability company.  Ash Capital, LLC is managed by Providence Management, LLC, a Utah limited-liability company.  Providence Management, LLC manages all of the business affairs of Ash Capital, LLC and shares voting control with Dr. Ashton over the shares of eRoomSystem Technologies, Inc. common stock beneficially owned by Ash Capital, LLC.  James C. Savas and David S. Harkness serve as the co-managers of Providence Management, LLC and, as a result, beneficially own the shares of eRoomSystem Technologies, Inc. common stock beneficially owned by Ash Capital, LLC.  In addition, Mr. Harkness is the Chief Executive Officer of eRoomSystem Technologies, Inc. and Chairman of its Board of Directors.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASH CAPITAL, LLC, a Utah limited-liability company
		By:	PROVIDENCE MANAGEMENT, LLC
DATED:	February 8, 2002	Its:	Manager

			By:	/s/ James C. Savas
James C. Savas
			Its:	Manager

DR. ALAN C. ASHTON

		By:	/s/ Dr. Alan C. Ashton
Dr. Alan C. Ashton

DAVID S. HARKNESS

		By:	/s/ David S. Harkness
David S. Harkness

JAMES C. SAVAS

		By:	/s/ James C. Savas
James C. Savas